================================================================================
                                                                 August 10, 2001
                                                                File No. 0-32947


                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                              Washington, DC 20549


                               AMENDMENT NO. 1 TO


                                   FORM 10-SB
                   General Form for Registration of Securities

                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                             FUN CITY POPCORN, INC.
               ---------------------------------------------------
              (Exact name of registrant as specific in its charter)


        Nevada                                                88-0211496
 ----------------------                                ------------------------
(State of Incorporation)                              (I.R.S. Employer I.D. No.)


                               3211 Sunrise Avenue
                             Las Vegas, Nevada 89101
           ----------------------------------------------------------
          (Address of principal executive offices, including zip code)


                                 (702) 367-2676
               --------------------------------------------------
              (Registrant's telephone number, including area code)

                                   Copies to:
                               Gary A. Agron, Esq.
                           5445 DTC Parkway, Suite 520
                           Greenwood Village, CO 80111
                                 (303) 770-7257

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                 --------------
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                          $.01 par value common stock
                                 --------------
                                (Title of Class)


================================================================================

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     (a) Business Development.

          (i) History.

     The Company has produced and distributed snack foods in the Las Vegas, Nevada metropolitan area since 1987. It manufactures its own proprietary brands of plain and flavored popcorn and distributes over 400 other snack food products including cheese sauces, potato chips, nuts, snow cone syrups, candy, cookies and beverages.

     In June 1996 Tone Products, Inc., a publicly traded company, acquired all of the Company's outstanding common stock (1,899,544 shares) and commenced operating the Company as a wholly-owned subsidiary. Tone is a more than 50-year-old Chicago, Illinois-based manufacturer and distributor of snack foods, specialty beverages and condiments.

     On June 30, 2001 the Company's sole shareholder approved an 18,995.44 for one foward stock split and authorized the issuance of up to 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. All references throughout this Form 10 reflect this corporate action.

          (ii) Spin-Off: History and Purpose.


     In April 2001 Tone's Board of Directors voted, to distribute all of Tone's share ownership in the Company, representing 1,899,544 shares, on a pro rata basis to Tone's stockholders. The purpose of the distribution is (i) to allow the management of each company to focus solely on that company's business and
(ii) to improve Tone stockholder value by providing Tone stockholders with a separate interest in the Company. In this regard, although the Company is cash flow positive, it has incurred marginal operating losses in the past in part as a result of Tone's corporate overhead allocated to the Company's operations and the time and expense associated with Tone's management of the Las Vegas-based Company from Tone's corporate offices in Chicago. Tone believes that the Company's Las Vegas management is capable of managing the Company's business, thereby reducing the Company's overhead and improving its profitability. Accordingly, following the distribution, the Company's Las Vegas management will become the Company's executive officers and a stock option plan will be adopted linking compensation solely to the Company's success rather than the success of Tone. If the Company achieves the desired profitability, Tone's stockholders will realize a separate value for their ownership in the Company in addition to the value of their Tone shares. Following the distribution, Tone's Board of Directors will continue to monitor the operations of the Company. In the event the Company fails to generate earnings following the distribution, the Company may continue to operate the business or it may sell the business and distribute the proceeds to the Company's stockholders in the form of a dividend or cash distribution upon liquidation.


     Tone will distribute all 1,899,544 shares in the Company pro rata to stockholders of record of Tone within five business days from the effective date of this Form 10-SB.

     (b) The Company's Business.

          (i) Current Operations.


     The Company operates from an 11,000 square foot executive office, and warehouse facility in Las Vegas in which it distributes two proprietary brands of plain and flavored popcorn ("Players Choice" and "Sunburst") over 400 other snack food products including cheese sauces, potato chips, nuts, snow cone syrups, candy, cookies and canned beverages such as coffee, tea and water. The Company also supplies paper cups and lids to some of its customers. Popped and raw popcorn represents approximately 20% of the Company's product sales, with no other snack category, other than cheese sauces for nachos, representing 10% or more of product sales. The Company has trademarked its "Players Choice" and "Sunburst" brand names for popcorn and cookies, but otherwise distributes snack food products manufactured by others, primarily by the large snack food producers such as Nabisco, Pringles, Gehl's, Planter's, Slim Jim, Cracker Jacks, M&M, Jolly Rancher, Starburst, UCC and Poore Brothers. The Company has access to numerous suppliers for all of its snack food categories and no single supplier is material to its operations. The Company has not expended any funds on research and development in the last two years.


          (ii) Marketing.


     In connection with its popcorn sales, the Company offers popcorn machines and nacho cheese machines to its customers free of charge. Under this arrangement, the customer signs a contract, cancellable upon one week's notice, which requires the customer to pay an agreed upon price for the popcorn, clean the machine daily, not remove it from its premises and use an agreed upon minimum amount of popcorn each month. The Company services the machine at its expense. The Company currently has over 350 such machines placed with customers, all of which have been placed free of charge. If the customer elects to purchase a machine, the cost is between $600 and $3,000 depending upon the size and function of the machine.

     The Company's customers include Las Vegas hotel/casinos along with schools, independent supermarkets, prisons and concessionaires. The Company's concessionaire customers include such national companies as Host Marriott, Aramark and W.H. Smith which account in the aggregate for approximately 5% of its business. No one customer accounted for 10% or more of the Company's revenue for the years ended September 30, 1999 or 2000. The Company's in-house salesmen call upon customers and prospective customers in the Las Vegas metropolitan area on a regular basis. The Company also uses telemarketing and direct mail to market its products.

     The Company sells to approximately 95% of the hotel/casinos in Las Vegas. It has two types of school programs which are sold to the Las Vegas School
District: a warehouse product line that it distributes to all of the Las Vegas schools for meals and snack food and candy which are sold directly to approximately 20% of the schools in the Las Vegas School District. The Company also sells to two of the three local prisons. The balance of its sales are to independent concessionaires that have shops in malls, ball parks, independent theaters, bars, restaurants, skating rinks, distributors in other areas, or any place a concession stand might be found.

The Company's percent of sales by type of customer are as follows:

        Hotel/casinos                                   .435
        Schools                                         .121
        Convenience stores and commissary               .180
        Prisons                                         .015
        All others                                      .249




          (iii) Manufacturing and Distribution.


     The Company distributes its popcorn products from an 11,000 square foot warehouse facility in Las Vegas, Nevada. Distributed products are delivered to the customer in the Company's trucks or drop shipped directly by the manufacturer to the Company's customer.

          (iv) Competition.

     The Company competes with a handful of small, Las Vegas-based snack food distributors such as Checkmate Distributing and Food Pro Distributing. The Company also competes with a few of the large national food distributors such as Frito Lay, Sysco and U.S. Food Service, even though the Company often acts as a distributor for the same companies with respect to certain other products manufactured or distributed by them. The snack food distribution business is intensely competitive and there are no significant barriers to entry.

     Competitive factors among snack food distributors include product price, product variety, delivery reliability and product quality. The Company believes it competes favorably on product price, variety and quality and emphasizes its long tenure in business and its delivery reliability which it believes to be superior to its local competitors.

          (v) Strategy and Plan of Operations.

     The Company's objective is to increase its revenue while improving its profit margin. In order to achieve this objective, the Company will:


     o Add new products to attract new customers. The Company offers over 400 snack food products. Nevertheless, adding new products increases revenue and contributes to profitability if product handling and inventory costs do not exceed the gross margins on the new products. Moreover, adding new products attracts new customers that can be offered additional company products. For instance, the Company intends to offer Asian snack foods by the fall of 2001.

     o Outsource manufacturing to reduce overhead and product costs. The Company began outsourcing the manufacturing of its plain and flavored popped (as opposed to raw) popcorn in July 2001 when it moved into its new warehouse facility. The facility does not have manufacturing capability. By outsourcing the manufacturing, the Company believes it will significantly reduce rent, equipment and labor costs which will more than offset any increased cost of purchasing popped popcorn from other sources.


     o Introduce products with higher profit margins. A number of snack food products represent smaller niche markets and often are not offered by larger competitors. These products often offer higher profit margins because there are fewer distributors. The Company will continue to identify and promote these niche products, such as Asian snack foods, that have limited markets but offer higher profit margins.

          (vi) Government Regulation.


     The labeling and distribution of the Company's products are subject to rules and regulations of state and local health agencies, including the Clark County Health Department which inspects the Company's facilities twice each year. In addition, some of the Company's customers also inspect its facilities from time to time.


     In addition to laws relating to food products, the Company's operations are governed by laws relating to environmental matters, workplace safety and worker health, principally the Occupational Safety and Health Act. The Company believes that it presently complies in all material respects with applicable laws and regulations.

          (vii) Employees.


     The Company has nine full-time employees and one part-time employee, all of whom are engaged in sales, warehousing, product transportation and administration. The Company's performance is substantially dependent on the continued services of certain members of its senior management, including Richard A. Falk, its general manager. The Company does not have employment agreements or "key person" life insurance policies on any of its managers or employees.


          (viii) Risk Factors.

     In addition to the risk factors discussed throughout this Registration Statement, prospective investors should carefully consider the following risk factors, together with all other information set forth in this Registration Statement, prior to making an investment decision with respect to the Company's common stock.

     RISKS ASSOCIATED WITH SNACK FOOD PRODUCTS. The snack food product industry in which the Company is engaged is subject to numerous uncertainties and risks outside of the Company's control. Profitability in the snack food industry is subject to changes in general business and economic conditions, oversupply of certain snack food products at the wholesale and retail levels, seasonality, the risk that a snack food product may be banned or its use limited or declared unhealthful, the risk that product tampering may occur that may require a recall of one or more of the Company's snack food products, and the risk that sales of a snack food may decline due to perceived health concerns, changes in consumer tastes or other reasons.

     RELIANCE ON KEY EMPLOYEES. The Company's success is dependent in large part upon the abilities and services of its current management, including Richard A. Falk, its general manager, who will become the Company's Chief Executive Officer following the distribution. The inability of the Company's executive officers and key employee to perform their duties or the inability of the Company to attract and retain other qualified personnel could have a material adverse effect upon the Company's business and prospects. The Company does not maintain "key man" life insurance on such individuals' lives.

     GOVERNMENTAL REGULATION. The snack food industry is subject to numerous federal, state and local governmental regulations, including those relating to the preparation, labeling and marketing of snack food products. Compliance with these regulations are costly and time consuming and violation of these regulations could adversely affect the Company's operations.

     PRODUCT LIABILITY CLAIMS. As a manufacturer and marketer of snack food products, the Company may be subjected to various product liability claims. While the Company maintains product liability insurance, there can be no assurance that such insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to the Company. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim, could have a material adverse effect on the financial condition or results of operations of the Company.




     NO MARKET FOR COMMON STOCK. There is no current market for the Company's common stock and no assurance that a market will develop upon completion of the distribution by Tone and the applied for listing of the Company's common stock on the Bulletin Board.

     (c) Reports to Security Holders.

     As a result of its filing of this Registration Statement on Form 10-SB, the Company will become subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These obligations include the preparation of an annual report on Form 10-KSB, including audited financial statements along with unaudited quarterly reports and proxy statements for annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the "Commission") at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information of the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS.


     The following discussion of the Company's financial condition and results of operations for the years ended September 30, 1999 and 2000 and the nine months ended June 30, 2000 and 2001 should be read in conjunction with the Company's financial statements, the notes related thereto and the other financial data included elsewhere in this Registration Statement.

Results of Operations


Nine months ended June 30, 2000 compared to June 30, 2001.

     The Company's sales are derived principally from the sale and distribution of snack products into the Las Vegas area. Sales of snack food products for the nine months ended June 30, 2001 were $1,506,801, down $138,122, or 8.3%, from $1,644,923 in 2000. Sales decreased as a result of the elimination of a line of private label packaged carmel corn which did not provide adequate profit margins and which represented sales of approximately $145,000 in 2000.

     Cost of sales decreased in 2001 by $26,427, to $1,130,102 from $1,156,529 in 2000. However, increased inbound freight costs related to fuel surcharges and costs related to the elimination of manufacturing facilities increased the costs of sales by 5%.

     Gross profit decreased $111,695, or 23%, to $376,699 in 2001 from $488,394 in 2000. As a percent of sales, gross profit decreased 4.6% from 29.7% in 2000 to 25% in 2001.

     Operating expenses for the nine months ended June 30, 2001 were $443,217, compared to $480,485 for 2000, a decrease of $37,268, or 7.8%, resulting from decreases in payroll and other expenses related to the cessation of manufacturing. Operating expenses as a percentage of sales were 29.4% and 29.2% for 2001 and 2000, respectively.


     Interest expense totaled $7,724 for the nine-month period and $11,352 one year ago.


     Net income (loss) amounted to ($70,135), or ($.037) per share, for the nine months ended June 30, 2001 and $(3,443), or $(.002) per share, for 2000. The change of $66,692 was due primarily to the decrease in gross profit, which was somewhat offset by a decrease in operating expenses. The Company is still in the process of eliminating expenses related to discontinued product lines which did not provide adequate profit margins and expects to see a decrease in net loss for 2001. Eliminating the manufacturing process is expected to continue to reduce direct labor expense and provide rent savings due to the reduced space required to operate the business.


Year ended September 30, 2000 compared to year ended September 30, 1999.

     The Company's sales are derived principally from the sale and distribution of snack products into the Las Vegas area. Sales of snack food products for the year 2000 were $2,161,676, down $218,311, or 9.2%, from $2,379,987 in 1999.
Sales decreased as a result of the elimination of two product lines that represented sales of approximately $255,000 in 1999. Efforts have been made to replace the sales of the discontinued product lines with higher margin specialty items. The Company's sales are not affected significantly by seasonality. However, sales are affected by bad weather and/or special events held in the area. Sales for 1999 were up $163,210, or 7.4%, from those in 1998.

     Cost of sales decreased in 2000 by $134,947, or 7.1%, to $1,759,905 from $1,894,852 in 1999. The decrease consisted primarily of reductions in purchases of $86,723 and direct labor of $49,201 relating to the Company's manufactured popcorn snack food. Cost of sales for 1999 increased $170,707, or 9.9%, from those in 1998 due primarily to increases in purchases.

     Gross profit decreased $83,364, or 17.2%, to $401,771 in 2000 from $485,135 in 1999. However, as a percent of sales, gross profit decreased less than 2% from 20.4% in 1999 to 18.6% in 2000. Gross profit for 1999 decreased $7,497, or 1.5%, from 1998 and as a percentage of sales decreased from 22.2% in 1998 to 20.4% in 1999.


     Operating expenses for 2000 were $493,880, compared to $539,175 for 1999, down $45,295, or 8.4%, primarily from decreases in payroll and other expenses. Operating expenses as a percentage of sales were 22.8% and 22.7% for 2000 and 1999, respectively. Operating expenses for 1999 decreased $32,242, or 5.6%, from 1998 and as a percentage of sales decreased from 25.8% in 1998 to 22.7% in 1999.


     Interest expense totaled $14,127 in 2000 and $16,348 in 1999 and represents interest on notes payable. Interest expenses decreased in 1999 by $12,183, or 42.7%, from 1998.


     Net loss amounted to $100,890, or $.04 per share, for 2000 and $79,267, or $.04 per share, for 1999. Net loss increased by $21,623 due primarily to the decrease in gross profit, which was partly offset by a decrease in operating expenses. The Company is still in the process of eliminating expenses related to discontinued product lines and expects to see a decrease in net loss for 2001. Net loss for 1999 decreased $28,049 or 26.1% from that of 1998 due primarily to a decrease in operating expenses.


Liquidity and Capital Resources

     The Company has access to traditional lines of credit and term financing, but does not have any commitments for such sources of funds. The Company believes cash flows from operations and existing cash resources are sufficient to meet its needs in 2001.


     The Company has a $200,000 line of credit with a bank of which $75,000 was available to it under the line at September 30 2000 and a note payable to a bank with a balance of $20,748 due December 31, 2001. Both obligations are secured by the Company's assets and guaranteed by Tone and its assets. Following the distribution Tone will continue to guarantee these obligations and secure them with Tone's assets if necessary. The Company will seek to refinance these obligations without Tone's guarantee, when the line of credit is renewed in January 2002, but there can be no such assurance that the Company will be successful in this regard.


     Capital expenditures totaled $2,190 in 2000, compared to $41,663 in 1999. The expenditures were for equipment and vehicles used in operations. The Company has no material commitments outstanding, nor does it anticipate any significant capital expenditures during 2001.

     Cash amounted to $56,855 at year end 2000. Cash provided by operating activities amounted to $76,429 in 2000 and $53,680 in 1999.

     Working capital amounted to $128,632 and $140,184 in 2000 and 1999, respectively. The decrease in working capital of $11,552, or 5.0%, resulted from a $39,680 increase in cash, a $32,120 decrease in current liabilities offset by decreases in other current assets, comprised primarily of accounts receivable and inventory, totaling $83,352.

Trends


     In July 2001, the Company moved its operation to a new location saving on rent and increasing accessibility to its markets. With this move, the Company discontinued production of its popcorn products and sold all the related product and manufacturing assets. The Company has begun purchasing similar products from suppliers out of state. The Company expects the gross profit on popcorn products to decrease due to the fact that it will be purchasing, rather than manufacturing the popcorn. However, the negative impact on profitability will be offset by the savings in overhead and direct labor.


     The Company believes that the shift from production and distribution to pure distribution will allow it to better serve the fast growing Las Vegas market and improve its bottom line by responding to the market with new products and a focus on delivery and service.

ITEM 3. DESCRIPTION OF PROPERTY.


     The Company leases an 11,000 square foot office and warehouse facility in Las Vegas, Nevada under a five-year lease expiring July 2006 at a monthly rental of approximately $6,500.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Tone Products, Inc. owns all 1,899,544 shares of the Company's outstanding common stock. The following table sets forth, as of May 31, 2001, the current stock ownership of Tone common stock by all persons known by Tone to own beneficially 5% or more of its outstanding shares of common stock, by each director and by all directors and officers as a group.

     Except as otherwise noted, the persons named in the table own the shares beneficially and of record and have sole voting and investment power with respect to the shares. Each stockholder's address is in care of Tone at 2129 North 15th Street, Melrose Park, Illinois 60160. The table also reflects all shares of common stock which may be acquired within 60 days from the date hereof upon exercise of stock options or common stock purchase warrants.

                        Number of Shares of Common Stock      Percent of Common
     Name               Owned of Record and Beneficially         Stock Owned
     ----               --------------------------------         -----------

Timothy E. Evon                     749,951                         28.5%

Thomas J. Evon                      749,951                         28.5%

William H. Hamen                    118,500                          4.5%


All officers and directors        1,640,902                         62.7%
   as a group (3 persons)(1)

(1) Messrs. Falk and Dean and Mr. Talavera, do not own any shares of Tone or the Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth information concerning the Company's and Tone's current officers and directors. Following the distribution, the Company's directors will remain the same but the Company's executive officers will consist of Richard A. Falk, Chief Executive Officer, Lloyd S. Dean, Vice President - Sales and Maryann Talavera, Chief Financial Officer.


    Name              Age                Office                  Director Since
    ----              ---                ------                  --------------
Timothy E. Evon       47       Chairman of the Board,                 1996
                               Chief Executive Officer
                               and President

Thomas J. Evon        45       Executive Vice President               1996
                               and Director


William H. Hamen      40       Secretary, Treasurer,
                               Chief Financial Officer                1996
                               and Director

     Each individual holds the same executive officer and director positions in both the Company and in Tone. Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. Directors do not receive fees for attending Board of Directors' meetings but are reimbursed for any out-of-pocket expenses. Timothy E. Evon and Thomas J. Evon are brothers.

     The following is a summary of the business experience of each executive officer and director of the Company and Tone for at least the last five years:

     Timothy E. Evon has been the Chairman and Chief Executive Officer of Tone Products, Inc., the Company's parent, since 1978 and is responsible for Tone's and the Company's overall operations. He has held the same executive positions with the Company since 1996.

     Thomas J. Evon has been the Executive Vice President of Tone since 1978 and is responsible for marketing Tone's products primarily to government agencies, including school districts, colleges and prisons. He has held the same executive position with the Company since 1996.

     William H. Hamen was Tone's controller from 1996 until he was named its Secretary, Treasurer and Chief Financial Officer in November 1998, with principal responsibility for accounting and related functions. He has held the same executive position with the Company since 1996.

     The following is a summary of the business experience of the Company's management, all of whom will become executive officers following the distribution:

     Richard A. Falk, age 55, has been the general manager of the Company since June 1996. Upon completion of the distribution, he will become the Company's Chief Executive Officer.

     Lloyd S. Dean, age 65, joined the Company in October 1998 as sales manager. Upon completion of the distribution, he will become the Company's Vice President
- Sales. From 1996 to October 1998 he was an account manager for Premier Cleaners in Las Vegas.

     Maryann Talavera, age 36, joined the Company in April 1997 as office manager and bookkeeper. Upon completion of the distribution, she will become the Company's Chief Financial Officer. From April 1996 to April 1997 she was office manager for Rotondi & Sons, Inc.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company does not pay salaries to its executive officers as they are paid by Tone. The following table sets forth certain information concerning compensation paid to Tone's Chief Executive Officer and Executive Vice President for the years ended September 30, 1999 and 2000. Timothy E. Evon and Thomas J.



Evon currently receive annual salaries from Tone of $132,600 and $115,180, respectively. None of the Company's employees received compensation in excess of $100,000 in 1999 or 2000. Mr. Falk, the Company's general manager, currently receives an annual salary of $41,600.



                                             Summary Compensation Table

                                                         Annual                                    Long Term
                                                      Compensation                                Compensation
                                                      ------------                                ------------

         Name and                                        Other Annual         Awards                     All Other
    Principal Position          Year        Salary           Bonus         Compensation     Options    Compensation
    ------------------          ----        ------           -----         ------------     -------    ------------
Timothy E. Evon Chairman and    2000       $115,215         $23,000             $0            $0            $0
Chief Executive Officer         1999       $104,300         $ 3,450             $0            $0            $0

Thomas J. Evon                  2000       $101,380         $20,000             $0            $0            $0
Executive Vice President

     None of the Company's or Tone's executive officers or directors have been granted stock options or common stock purchase warrants from either company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no related party transactions.

     Tone leases office, warehouse and factory space in Melrose Park, Illinois from Timothy E. Evon, its Chairman and Chief Executive Officer. Tone believes that the lease is fair, reasonable and consistent with leases Tone could have entered into with nonaffiliated third parties.

ITEM 8. DESCRIPTION OF SECURITIES.


     The Company is authorized to issue 10,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of June 30, 2001, 1,899,544 shares of common stock were outstanding, all of which are owned by Tone. No preferred stock is currently outstanding.


                                       11

     (a) Common Stock.

     All shares of common stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of the Company. Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of common stock currently outstanding are validly issued, fully paid and nonassessable.

     (b) Preferred Stock.

     The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine be resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights.

     (c) Dividends.

     Holders of the common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividends have been paid on the common stock since inception, and none are contemplated in the foreseeable future.

     (d) Transfer Agent.

     The Company has retained Securities Transfer Corporation, Dallas, Texas as its transfer agent. Securities Transfer Corporation also acts as Tone's transfer agent.

     (e) Penny Stock.

     The Commission has adopted rules that define a "penny stock" as equity securities under $5.00 per share which are not listed for trading on Nasdaq (unless the issuer (i) has a net worth of $2,000,000 if in business for more than three years or $5,000,000 if in business for less than three years or (ii) has had average annual revenues of $6,000,000 for the prior three years). Upon distribution of the Company's outstanding common stock by Tone, the securities are expected to be penny stock, and therefore broker-dealers dealing in the securities are subject to the disclosure rules for transactions involving penny stock which require the broker-dealer, among other things, to (i) determine the suitability of purchasers of the securities and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional requirements imposed upon broker-dealers discourage them from engaging in transactions in penny stocks, which will reduce the liquidity of the Company's securities.

     (f) Anti-Takeover Provisions.

     Certain provisions of the Company's Articles of Incorporation and Bylaws, as amended will have the effect of delaying, deferring or preventing a change of control of the Company. There are no preemptive rights in connection with the Company's common stock. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. The Company's Articles and Bylaws also provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     (a) Market Information.

     There is no present market for the Company's common stock and no assurance that a market will develop upon distribution of all of the Company's outstanding common stock by Tone to Tone's stockholders. However, the Company will seek to list its common stock on the over-the-counter Bulletin Board under the symbol "FPOP." There can be no assurance that this listing, or any listing on any other exchange, will be approved.

     (b) Holders.

     Upon completion of the distribution of the Company's outstanding common stock by Tone to its stockholders, there will be approximately 550 record holders of the common stock.


     (c) Dividends.

     The Company has not paid any dividends since it is inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and, to its knowledge, no action, suit or proceeding has been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements on accounting and financial disclosures nor any change in accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     There have been no sales of unregistered securities of the Company since 1996 when Tone acquired all of the Company's outstanding common stock. Tone is the only stockholder of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and Bylaws provide for indemnification of the Company's officers, directors and controlling persons. The Articles of Incorporation provide that no director or officer shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by Nevada law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of the Nevada Revised Statutes.

     The Company's Bylaws provide that any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that such person or such person's testator or intestate is or was a director, officer, or employee of the Company, or of any corporation which such person, the testator, or intestate served as such at the request of the Company, shall be indemnified by the Company against expenses reasonably incurred by such person or imposed on such person in connection with or resulting from the defense of such action, suit, or proceeding and in connection with or resulting from any appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, director, or employee was liable to the Company, or to such other corporation, for negligence or misconduct in the performance of such person's duty. The term "expense" includes all obligations incurred by such person for the payment of money, including, without limitation, attorney's fees, judgments, awards, fines, penalties and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceeding, except amounts paid to the Company or such other corporation by such person.

     The Nevada Revised Statutes allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise.

     The Company has been advised that in the opinion of the Securities and Exchange Commission, any such indemnification is against public policy and therefore unenforceable.

                                    PART F/S

                    Fun City Popcorn, Inc. and Tone Products

                        Index to the Financial Statements


--------------------------------------------------------------------------------

Fun City Popcorn, Inc.

   Financial Statements of Fun City Popcorn, Inc.:

        Balance Sheet (Unaudited), June 30, 2001............................F-1

        Statements of Operations  (Unaudited) for Each
           of Nine Month Periods Ended
           June 30, 2001 and 2000...........................................F-3

        Statements of Shareholder's  Equity  (Unaudited)
           for the Nine Month Period
           Ended June 30, 2001..............................................F-4

        Statements of Cash Flows  (Unaudited) for Each
           of Nine Month Periods Ended
           June 30, 2001 and 2000...........................................F-5

   Notes to the Financial Statements (Unaudited)............................F-7

        Report of Independent Auditors .....................................F-11

   Financial Statements of Fun City Popcorn, Inc.:

        Balance Sheets, September 30, 2000 and
           1999.............................................................F-12

        Statements  of  Operations  for Each of the
           Two Years in the Period Ended
           September 30, 2000...............................................F-14

        Statements  of  Shareholder's  Equity for Each
           of the Two Years in the Period Ended
           September 30, 2000...............................................F-15

        Statements  of Cash  Flows  for Each of the
           Two Years in the Period Ended
           September 30, 2000...............................................F-16

      Notes to the Financial Statements.....................................F-18

Tone Products, Inc.

        Report of Independent Auditors .....................................F-28

        Consolidated Financial Statements of Tone Products, Inc.:

           Consolidated Balance Sheets, September 30, 2000 and 1999 ........F-29

           Consolidated Statements of Operations for
                 Each of the Two Years in the Period Ended
                 September 30, 2000 ........................................F-31

           Consolidated Statements of Shareholders' Equity
                 for Each of the Two Years in the Period
                 Ended September 30, 2000 ..................................F-32

           Consolidated Statements of Cash Flows for
                 Each of the Two Years in the Period Ended
                 September 30, 2000 ........................................F-33

      Notes to the Consolidated Financial Statements .......................F-34

                             Fun City Popcorn, Inc.
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                              Financial Statements
                                   (Unaudited)

                             As of June 30, 2001 and
                        For the Nine Month Periods Ended
                             June 30, 2001 and 2000

                             Fun City Popcorn, Inc.
                (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                 Balance Sheet
                                  (Unaudited)

                               As of June 30, 2001
--------------------------------------------------------------------------------


                                     ASSETS


Current assets:
    Cash and equivalents                                                $ 69,303
    Accounts receivable trade, net                                       143,487
    Finished goods inventory, net                                        163,057
    Deferred tax asset                                                    14,614
    Other current assets                                                   7,696
                                                                        --------
Total current assets                                                     398,157


Property and equipment, net                                              166,646
Intangible assets, net                                                   357,807
Deferred tax asset, noncurrent                                             1,452
Other assets                                                              10,467
                                                                        --------
Total assets                                                            $934,529
                                                                        ========


   The accompanying notes are an integral part of the financial statements.

                             Fun City Popcorn, Inc.
                (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                  Balance Sheet
                                   (Unaudited)

                               As of June 30, 2001
--------------------------------------------------------------------------------


                     LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities:
    Line of credit                                                  $    69,594
    Accounts payable trade                                                8,423
    Accrued expenses                                                      5,942
    Notes payable, current maturities                                    31,442
    Due to Tone Products, Inc.                                          157,508
                                                                    -----------

Total current liabilities                                               272,909

Notes payable, net of current maturities                                 11,533
                                                                    -----------
Total liabilities                                                       284,442
                                                                    -----------

Commitments and contingencies

Shareholder's equity:
    Common stock; $0.01 par value; 10,000 shares
         authorized; 1,000 shares issued and outstanding at
         June 30, 2001                                                       10
    Additional paid in capital                                        1,096,126
    Accumulated deficit                                                (446,049)
                                                                    -----------
Total shareholder's equity                                              650,087
                                                                    -----------

Total liabilities and shareholder's equity                          $   934,529
                                                                    ===========


    The accompanying notes are an integral part of the financial statements.

                            Fun City Popcorn, Inc.
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                            Statements of Operations
                                  (Unaudited)

        For Each of the Nine Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


                                                     For the        For the
                                                    Nine Month     Nine Month
                                                   Period Ended   Period Ended
                                                   June 30, 2001  June 30, 2000
                                                    -----------    -----------

Net sales                                           $ 1,506,801    $ 1,644,923
Cost of sales                                         1,130,102      1,156,529
                                                    -----------    -----------
       Gross profit                                     376,699        488,394
Operating costs and expenses                            443,217        480,485
                                                    -----------    -----------
       Income (loss) from operations                    (66,518)         7,909

Other income (expense):
        Other income                                      5,000           --
        Interest expense                                 (7,724)       (11,352)
                                                    -----------    -----------
Income (loss) before provision for income taxes         (69,242)        (3,443)
       Provision for income taxes                          (893)          --
                                                    -----------    -----------
Net income (loss)                                   $   (70,135)   $    (3,443)
                                                    ===========    ===========

Net income (loss) per share, basic and diluted      $    (70.14)   $     (3.44)
                                                    ===========    ===========
Basic and diluted weighted average common shares
       outstanding                                        1,000          1,000
                                                    ===========    ===========

Pro forma loss per share, basic                     $    (0.037)   $    (0.002)
                                                    ===========    ===========
Pro forma basic weighted average common
       shares outstanding                             1,899,544      1,899,544
                                                    ===========    ===========


   The accompanying notes are an integral part of the financial statements.



                                              Fun City Popcorn, Inc.
                                 (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                        Statements of Shareholder's Equity
                                                    (Unaudited)

                                   For the Nine Month Period Ended June 30, 2001
-----------------------------------------------------------------------------------------------------------------


                                                              Additional
                                Common           Common         Paid-in           Accumulated
                                Shares            Stock         Capital             Deficit             Total
                              ----------        ----------     ----------          ----------         ----------
Balance, September 30, 2000        1,000        $       10     $1,096,126          $ (375,914)        $  720,222
    Net loss                        --                --             --               (70,135)           (70,135)
                              ----------        ----------     ----------          ----------         ----------

Balance, June 30, 2001             1,000        $       10     $1,096,126          $ (446,049)        $  650,087
                              ==========        ==========     ==========          ==========         ==========


                     The accompanying notes are an integral part of the financial statements.


                                                       F-4



                         Fun City Popcorn, Inc.
                 (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                         Statement of Cash Flows
                                (Unaudited)

           For Each of the Nine Month Periods Ended June 30, 2001 and 2000
------------------------------------------------------------------------------------


                                                         For the         For the
                                                        Nine Month      Nine Month
                                                       Period Ended    Period Ended
                                                       June 30, 2001   June 30, 2000
                                                         ---------       ---------
Cash flows provided by (used in) operating activities:
       Net loss                                          $ (70,135)      $  (3,443)
       Adjustments to reconcile net loss to net
         cash provided by operating activities:
            Depreciation and amortization                  101,027          78,211
       Decrease (increase) in assets:
            Accounts receivable trade, net                    (852)         31,483
            Finished goods inventory, net                   84,536          (5,264)
            Deferred tax asset, non-current                 (1,452)           --
            Other current assets                               (82)         (1,387)
            Other assets                                    (5,819)           --
       Increase (decrease) in liabilities:
            Accounts payable trade                         (44,919)        (69,345)
            Accrued expenses                                  (765)         (1,797)
            Deferred tax liability, non-current               (935)           --
            Due to Tone Products, Inc.                       3,280            --
                                                         ---------       ---------
Cash provided by operating activities                       63,884          28,458

Cash flows provided by (used in) investing activities
       Purchase of property and equipment                     (780)           --
       Disposition of property and equipment                 1,000          21,815
                                                         ---------       ---------
Cash provided by investing activities                          220          21,815
                                                         ---------       ---------


     The accompanying notes are an integral part of the financial statements.


                                       F-5



                               Fun City Popcorn, Inc.
                 (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                               Statement of Cash Flows
                                     (Unaudited)

           For Each of the Nine Month Periods Ended June 30, 2001 and 2000
-------------------------------------------------------------------------------------


                                                           For the        For the
                                                          Nine Month     Nine Month
                                                         Period Ended   Period Ended
                                                         June 30,2001   June 30, 2000
                                                         ------------   -------------

Cash flows provided by (used in) financing activities:
       Net proceeds (payments) from the line of credit     $(20,360)           --
       Payments on notes payable                            (31,296)       $(25,837)
                                                           --------        --------
Cash used in financing activities                           (51,656)        (25,837)
                                                           --------        --------
Net increase (decrease) in cash                              12,448          24,436
Cash at beginning of period                                  56,855          17,175
                                                           --------        --------
Cash at end of period                                      $ 69,303        $ 41,611
                                                           ========        ========


                Supplemental Disclosure of Cash Flow Information


Interest paid                                              $  7,724        $ 11,352
Income taxes paid                                              --              --


      The accompanying notes are an integral part of the financial statements.


                                        F-6

                             Fun City Popcorn, Inc.
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                        Notes to the Financial Statements
                                   (Unaudited)

                             As of June 30, 2001 and
         For Each of the Nine Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


1.   Basis of Presentation
     ---------------------

     In the opinion of the management of Fun City Popcorn, Inc. (the "Company"), the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments necessary to present fairly its financial position as of June 30, 2001, the results of its operations for the nine month periods ended June 30, 2001 and 2000, and the related condensed statements of shareholder's equity for the nine month period ended June 30, 2001, and cash flows for each of the nine month periods ended June 30, 2001 and 2000.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. The interim unaudited financial statements should be read in conjunction with the financial statements and footnotes included in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2000.

2.   Property and Equipment
     ----------------------

     At June 30, 2001, property and equipment consisted of the following:


           Property and equipment                               $      771,005
           Furniture and fixtures                                       48,308
           Vehicles                                                     99,594
           Leasehold improvements                                       61,065
                                                                --------------
                                                                       979,972

                Less: accumulated depreciation                       (813,326)
                                                                ---------------

           Total property and equipment, net                    $      166,646
                                                                ==============

     Depreciation expense for each of the nine month periods ended June 30, 2001 and 2000, was $68,445.

                             Fun City Popcorn, Inc.
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                        Notes to the Financial Statements
                                   (Unaudited)

                             As of June 30, 2001 and
         For Each of the Nine Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


3.   Intangible Assets
     ------------------

     At June 30, 2001, intangible assets was comprised of the following:

         Goodwill resulting from the Company's acquisition
          by Tone Products, Inc.                                    $   442,076
         Goodwill resulting from the acquisition of T.J.
          Distributing                                                  121,136
                                                                    -----------
                                                                        563,212
              Less: accumulated amortization                           (205,405)
                                                                    -----------

         Intangible assets, net                                     $   357,807
                                                                    ===========

     Amortization expense for each of the nine months ended June 30, 2001 and 2000 was $32,582.

4.   Income Taxes
     ------------

     Reconciliation of the effective tax rate to the U.S. statutory rate for the nine months periods ended June 30, 2001 and 2000 is as follows:
                                                        2001             2000
                                                     ----------      -----------

           Tax expense at U.S. statutory rate          (34.0)%          (34.0)%
           State tax provision                            --             (1.0)
           Non-deductible expenses                      35.6             29.3
           Other                                          .4               .7
                                                     ----------      -----------
           Effective income tax rate                     2.0  %          (5.0)%
                                                     ==========      ===========


5.   Related Party Transactions
     --------------------------

     Facilities Operating Leases


     The Company leases its Las Vegas area facility from a member of the Company's board of directors. For each of the nine month periods ended the June 30, 2001 and 2000, the Company paid facility rent of $41,004 for each period. The Company relocated its Las Vegas facility to a new site in July 2001 that is not owned by a related party.



                             Fun City Popcorn, Inc.
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                        Notes to the Financial Statements
                                   (Unaudited)

                             As of June 30, 2001 and
         For Each of the Nine Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


6.   Commitments
     -----------

     The Company leases its facilities (Note 5) on operating leases through June
     2001 with future minimum lease payments at June 30, 2001, as follows:

                2002                                  $     62,195
                2003                                        64,060
                2004                                        65,984
                2005                                        67,958
                2004                                        64,009
                                                      ------------

                Total future minimum lease payments   $    324,206
                                                      ============

7.   Earnings (Loss) Per Share
     -------------------------

     Basic earnings (loss) per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued unless their effect would be antidilutive.

     The computation of basic and diluted earnings (loss) per common share for the nine month periods ended June 30, 2001 and 2000 are as follows:

                                                                  For the Nine Months Ended June 30,
                                                                  ----------------------------------
                                                                       2001             2000
                                                                  ---------------   --------------

           Basic and diluted earnings (loss) per common share:
                Net income (loss) (numerator)                     $      (70,135)   $      (3,443)
           Weighted-average shares outstanding
                   (denominator)                                           1,000            1,000
                                                                  ---------------   --------------

           Basic and diluted earnings (loss) per common share     $      (70.14)    $       (3.44)
                                                                  ==============    ==============

     Pro forma per share data is based on the weighted average number of shares outstanding during the period, adjusted to give effect to shares assumed to be issued had the spin-off transaction taken place at the beginning of the period presented.


                                       F-9

                         REPORT OF INDEPENDENT AUDITORS




     To the Board of Directors
     Fun City Popcorn, Inc.


     We have audited the accompanying balance sheets of Fun City Popcorn, Inc. (a wholly-owned subsidiary of Tone Products, Inc.) as of September 30, 2000 and 1999, and the related statements of operations, shareholder's equity and cash flows for each of the two years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fun City Popcorn, Inc. at September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.


     /s/  Kelly & Company
     -----------------------------
          Kelly & Company

     Kelly & Company
     Newport Beach, California
     June 15, 2001

                             Fun City Popcorn, Inc.
               (A Wholly Owned Subsidiary of Tone Products, Inc.)

                                 Balance Sheets

                        As of September 30, 2000 and 1999
--------------------------------------------------------------------------------


                                     ASSETS


                                                        2000             1999
                                                     ----------       ----------

Current assets:
    Cash and equivalents                             $   56,855       $   17,175
    Accounts receivable trade, net                      142,635          192,843
    Finished goods inventory, net                       247,593          293,679
    Deferred tax asset                                   14,614             --
    Other current assets                                  7,614            9,286
                                                     ----------       ----------
Total current assets                                    469,311          512,983


Property and equipment, net                             235,311          322,359
Intangible assets, net                                  390,389          433,830
Other assets                                              4,648            4,648
                                                     ----------       ----------
Total assets                                         $1,099,659       $1,273,820
                                                     ==========       ==========


    The accompanying notes are an integral part of the financial statements.




                                Fun City Popcorn, Inc.
                   (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                    Balance Sheets

                           As of September 30, 2000 and 1999
--------------------------------------------------------------------------------------


                        LIABILITIES AND SHAREHOLDER'S EQUITY





                                                                2000           1999
                                                            ------------   -----------
Current liabilities:
    Line of credit                                          $    89,954    $    89,954
    Accounts payable  trade                                      53,342        100,849
    Accrued expenses                                              6,707          7,180
    Notes payable, current maturities                            36,448         33,844
    Due to Tone Products, Inc.                                  154,228        140,972
                                                            -----------    -----------
Total current liabilities                                       340,679        372,799


Deferred tax liability, noncurrent                                  935          4,923
Notes payable, net of current maturities                         37,823         74,986
                                                            -----------    -----------
Total liabilities                                               379,437        452,708
                                                            -----------    -----------
Commitments and contingencies

Shareholder's equity:
    Common stock; $0.01 par value; 10,000 shares
      authorized; 1,000 shares issued and outstanding at
      September 30, 2000 and 1999                                    10             10
    Additional paid in capital                                1,096,126      1,096,126
Accumulated deficit                                            (375,914)      (275,024)
                                                            -----------    -----------
Total shareholder's equity                                      720,222        821,112
                                                            -----------    -----------
Total liabilities and shareholder's equity                  $ 1,099,659    $ 1,273,820
                                                            ===========    ===========


       The accompanying notes are an integral part of the financial statements.


                                           F-13

                             Fun City Popcorn, Inc.
                (A WhollyOwned Subsidiary of Tone Products, Inc.)

                            Statements of Operations

        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


                                                         2000           1999
                                                     -----------    -----------

Net sales                                            $ 2,161,676    $ 2,379,987
Cost of sales                                          1,759,905      1,894,852
                                                     -----------    -----------
        Gross profit                                     401,771        485,135
Operating costs and expenses                             493,880        539,175
                                                     -----------    -----------
        Loss from operations                             (92,109)       (54,040)
                                                     -----------    -----------
Other income (expense):
        Interest expense                                 (14,127)       (16,348)
        Other expenses                                      --             (250)
                                                     -----------    -----------
                                                         (14,127)       (16,598)
                                                     -----------    -----------
Loss before provision for income taxes                  (106,236)       (70,638)
        Provision for income taxes                         5,346         (8,629)
                                                     -----------    -----------
Net loss                                             $  (100,890)   $   (79,267)
                                                     ===========    ===========

Net loss per share, basic and diluted                $   (100.89)   $    (79.27)
                                                     ===========    ===========
Basic weighted average common shares outstanding           1,000          1,000
                                                     ===========    ===========
Diluted weighted average common shares outstanding         1,000          1,000
                                                     ===========    ===========

Pro forma loss per share, basic                      $   (0.053)    $    (0.042)
                                                     ==========     ===========

Pro forma weighted average common shares
  outstanding                                         1,899,544       1,899,544
                                                     ==========     ===========


    The accompanying notes are an integral part of the financial statements.



                                                   Fun City Popcorn, Inc.
                                      (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                             Statements of Shareholder's Equity

                              For Each of the Two Years in the Period Ended September 30, 2000
---------------------------------------------------------------------------------------------------------------------------


                                                                              Additional
                                              Common           Common          Paid-in        Accumulated
                                              Shares           Stock           Capital          Deficit           Total
                                           -----------      -----------      -----------      -----------      -----------
Balance, September 30, 1998                      1,000      $        10      $ 1,096,126      $  (195,757)     $   900,379
    Net loss                                      --               --               --            (79,267)         (79,267)
                                           -----------      -----------      -----------      -----------      -----------
Balance, September 30, 1999                      1,000               10        1,096,126         (275,024)         821,112
    Net loss                                      --               --               --           (100,890)        (100,890)
                                           -----------      -----------      -----------      -----------      -----------
Balance, September 30, 2000                      1,000      $        10      $ 1,096,126      $  (375,914)     $   720,222
                                           ===========      ===========      ===========      ===========      ===========


                          The accompanying notes are an integral part of the financial statements.


                                                              F-15


                                  Fun City Popcorn, Inc.
                     (A WhollyOwned Subsidiary of Tone Products, Inc.)

                                 Statements of Cash Flows

             For Each of the Two Years in the Period Ended September 30, 2000
-----------------------------------------------------------------------------------------


                                                                      2000        1999
                                                                   ---------    ---------
Cash flows provided by (used in) operating activities:

            Net loss                                               $(100,890)   $ (79,267)
       Adjustments to reconcile net loss to net cash provided by
         operating activities:
            Depreciation and amortization                            132,679      134,692
            Allowance for uncollectible accounts                      13,354         --
            Reserve for inventory obsolescence                        24,293         --
            Loss (gain) on sale of assets                               --            250
       Decrease (increase) in assets:
            Accounts receivable  trade, net                           36,854       (3,743)
            Inventories                                               21,793      (18,362)
            Deferred tax asset                                       (14,614)        --
            Other current assets                                       1,672           (7)
       Increase (decrease) in liabilities:
            Accounts payable trade                                   (47,507)      15,820
            Accrued expenses                                            (473)      (4,332)
            Deferred tax liabilities                                  (3,988)      (4,161)
            Due to Tone Products, Inc.                                13,256       12,790
                                                                   ---------    ---------
Cash provided by operating activities                                 76,429       53,680
                                                                   ---------    ---------
Cash flows provided by (used in) investing activities
       Purchase of property and equipment                             (2,190)     (41,663)
       Sale of property and equipment                                   --          1,100
                                                                   ---------    ---------
Cash used in investing activities                                     (2,190)     (40,563)
                                                                   ---------    ---------
Cash flows provided by (used in) financing activities:
       Net proceeds (payments) from the line of credit                  --        (21,864)
       Payment on notes payable                                      (34,559)     (32,809)
       Proceeds from the issuance of notes payable                      --         31,616
                                                                   ---------    ---------
Cash used in financing activities                                    (34,559)     (23,057)
                                                                   ---------    ---------
Net increase (decrease) in cash                                       39,680       (9,940)

Cash at beginning of period                                           17,175       27,115
                                                                   ---------    ---------
Cash at end of period                                              $  56,855    $  17,175
                                                                   =========    =========


              The accompanying notes are an integral part of the financial statements.


                                             F-16

                             Fun City Popcorn, Inc.
                (A WhollyOwned Subsidiary of Tone Products, Inc.)

                            Statements of Cash Flows

        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


                Supplemental Disclosure of Cash Flow Information


       Interest paid                           $   14,127            $   16,348

       Income taxes paid                             --                    --





       Supplemental Schedule of Non-Cash Investing and Financing Activities


       Reduction of line of credit                   --              $  128,182

       Due to Tone Products, Inc.                    --              $ (128,182)


    The accompanying notes are an integral part of the financial statements.

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


1.   Description of Business
     -----------------------

     Operations

     Fun City Popcorn, Inc. (a Nevada corporation)(the "Company") is a wholly-owned subsidiary of Tone Products, Inc. (an Arkansas corporation) and is engaged in the wholesale distribution of food products in the beverage and snack categories.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Recognition of Revenue

     Revenues are recognized when the Company's products are shipped. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

     Cash and Equivalents

     The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in accounts, none of which exceeded the federally insured limits at September 30, 2000 and 1999.

     Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. The Company sells products to private and public companies supplying the food services industry, certain governmental entities, and public institutions primarily within a 300-mile radius of its location. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and reserves for those accounts receivable that it deems to be not collectible. No single customer accounted for more than 10% of the accounts receivable at September 30, 2000 and 1999 or of the revenues for the years then ended.

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued
     -----------------------------------------------------

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis, which approximates the first in-first out method of valuation. The Company's management monitors inventories for excess, obsolete, and calendar date sensitive items and makes necessary valuation corrections when such adjustments are required. The Company recognized inventory obsolescence expense of $24,293 and $0 for the years ended September 30, 2000 and 1999, respectively. As of September 30, 2000 and 1999, there were allowances for obsolete inventories of $24,293 and $0, respectively.

     Property and Equipment

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected useful lives noted below. Expenditures for normal maintenance and repairs are charged to operations. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition, and the resulting profit or loss is reflected in the statement of operations. Renewals and betterments that materially extend the life of the assets are capitalized.


                                              Estimated Useful Lives
                                              -----------------------

           Property and equipment                    5 -10 years
           Furniture and fixtures                    5 - 7 years
           Vehicles                                  3 - 7 years
           Leasehold improvements                   5 - 39 years

     Intangible Assets

     Intangible assets is comprised of goodwill resulting from a business acquisition and purchased intangible assets, which represents the excess of the acquisition cost over the value assigned to the net tangible assets at the date a business or asset is acquired. Intangible assets are amortized over their estimated useful lives, which is fifteen years utilizing the straight-line method.

     Impairment of Long-Lived Assets

     The Company periodically evaluates its long-lived assets, including intangible assets for potential impairment. When circumstances indicate that the carrying amount of an asset is not recoverable, as demonstrated by

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued
     -----------------------------------------------------

     Impairment of Long-Lived Assets, Continued

     the projected undiscounted cash flows, an impairment loss is recognized. The Company's management has determined that there was no such impairment present at September 30, 2000 and 1999.

     Income Taxes

     The Company files a consolidated federal income tax return with its parent company and is not subject to state income taxes. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the parent company amounts equivalent to federal income tax charges or credits based on separate company taxable income or loss using the statutory rates.

     Advertising Costs

     Advertising costs are expensed as they are incurred. Advertising expense was $0 and $1,389 for the years ended September 30, 2000 and 1999, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Corporate Expense Allocation

     Amounts incurred by the Company's parent that are specifically related to the Company's operations are charged directly to the Company, while common expenses are charged to the Company using a proportional cost allocation.

     New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. The statement is effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until the year ending September 30, 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, due to the Company's limited use of

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued
     -----------------------------------------------------

     New Accounting Pronouncements, Continued

     derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's balance sheets, statements of operations, or statements of cash flows.

3.   Accounts Receivable - Trade, Net
     --------------------------------

     During the years ended September 30, 2000 and 1999, the Company recognized $13,354 and $0 of bad debt expense, respectively. As of September 30, 2000 and 1999, there was a provision of $13,354 and $0 for uncollectable accounts receivable, respectively.

4.   Property and Equipment
     ----------------------

     At September 30, 2000 and 1999, property and equipment consisted of the following:

                                                         2000          1999
                                                         ----          ----

           Property and equipment                    $   771,225   $   769,035
           Furniture and fixtures                         48,308        48,308
           Vehicles                                       99,594        99,594
           Leasehold improvements                         61,065        61,065
                                                     -----------   -----------

                                                         980,192       978,002
                Less: accumulated depreciation          (744,881)     (655,643)
                                                     -----------   -----------

           Total property and equipment, net         $   235,311   $   322,359
                                                     ===========   ===========

     Depreciation expense for the years ended September 30, 2000 and 1999 was $89,238 and $91,250, respectively.

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


5.   Intangible Assets
     -----------------

     At September 30, 2000 and 1999, intangible assets was comprised of the following:

                                                         2000           1999
                                                         ----           ----
           Goodwill resulting from the Company's
              acquisition by Tone Products, Inc.
                                                      $  442,076     $  442,076
           Goodwill resulting from the acquisition
              of T.J. Distributing                       121,136        121,136
                                                      ----------     ----------

                                                         563,212        563,212
              Less: accumulated amortization            (172,823)      (129,382)
                                                      ----------     ----------

           Intangible assets, net                     $  390,389     $  433,830
                                                      ==========     ==========

     Amortization expense for the years ended September 30, 2000 and 1999 was $43,441 and $43,442, respectively.

6.   Line of Credit
     --------------

     At September 30, 2000 and 1999, the Company had an operating line of credit with a bank as follows:

                                                                2000      1999
                                                                ----      ----

     Line of credit with a bank with a maximum amount of
     $300,000 available, collateralized by all of the
     Company's assets (with a net carrying amount of
     approximately $1,122,000 at September 30, 2000),
     guaranteed by Tone Products, Inc. At September 30,
     2000, based upon a qualifying asset formula, the
     maximum borrowable amount available on the line of
     credit was approximately $256,000. The line of credit
     had a weighted average interest rate of 8.70% and
     7.89% for the years ended September 30, 2000 and
     1999, respectively. The bank line of credit expires in
     February 2002 and is eligible for a one-year extension.
     It is the Company's intention at this time to extend any
     unpaid balance at the due date.                           $89,954   $89,954
                                                               =======   =======

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


7.   Notes Payable
     -------------

     At September 30, 2000 and 1999, notes payable consist of the following:

     Collateralized

     Note payable to a bank, collateralized by certain Tone
     Products, Inc. assets (with a net carrying amount of
     approximately $3,300,000 at September 30, 2000),
     payable in monthly principal and interest installments
     of $813, with any unpaid principal and interest due in
     January 2003. Interest is calculated at a fixed rate of
     8.00% per annum.                                        $ 20,748  $ 29,067

     Note payable, collateralized by two of the Company's
     vehicles (with a net carrying amount of approximately
     $43,000 at September 30, 2000). The note provides for
     monthly installments of principal and interest of $981,
     maturing in November 2001. The interest is calculated
     at a fixed rate of 7.25% per annum.                       12,477    22,912

     Uncollateralized

     Note payable to an individual as part of the purchase
     price of a business acquisition, payable in monthly
     principal and interest installments of $1,600, with any
     unpaid principal and interest due in January 2003.
     Interest is calculated at a fixed rate of 7.00% per
     annum.                                                    41,046    56,851
                                                              -------   -------

      Total notes payable                                      74,271   108,830
           Less: current maturities                           (36,448)  (33,844)
                                                              -------   -------

      Long term portion of notes payable                      $37,823   $74,986
                                                              =======   =======

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


7.   Notes Payable, Continued
     ------------------------

     Maturities of notes payable for the years ending September 30:
           2001                                              $ 36,448
           2002                                                28,452
           2003                                                 9,371
           2004                                                  --
           2005                                                  --

     Interest expense during the years ended September 30, 2000 and 1999 was $14,127 and $16,348, respectively.

8.   Income Taxes
     ------------

     At September 30, 2000 and 1999, the components of the provision for income taxes are:

                                                         2000          1999
                                                         ----          ----
           Current tax expense:
                Federal                               $   11,355    $   10,955
                State                                      1,901         1,834
                                                      ----------    ----------

                                                          13,256        12,789
                                                      ----------    ----------
           Deferred tax benefit:
                Federal                                  (15,104)       (3,378)
                State                                     (3,498)         (782)
                                                      ----------    ----------

                                                         (18,602)       (4,160)
                                                      ----------    ----------

           Total provision                            $   (5,346)   $    8,629
                                                      ==========    ==========

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


8.   Income Taxes, Continued
     -----------------------

     Significant components of the Company's deferred income tax assets and liabilities at September 30, 2000 and 1999 are:

                                                           2000          1999
                                                           ----          ----
           Deferred income tax asset:
                Inventory                                $  9,159          --
                Accounts receivable                         5,515          --
                                                         --------      --------

           Total deferred income tax asset                 14,674          --
                Valuation allowance                          --            --
                                                         --------      --------

           Net deferred income tax asset                   14,674          --
                                                         --------      --------

           Deferred income tax liability:
                Depreciation                                 (995)       (4,923)
                                                         --------      --------

           Total deferred income tax liability               (995)       (4,923)
                                                         --------      --------

           Net deferred income tax asset (liability)     $ 13,679      $ (4,923)
                                                         ========      ========

     Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

                                                           2000           1999
                                                           ----           ----

           Tax expense at U.S. statutory rate             (34.0) %      (34.0) %
           State tax provision                             (1.0)          1.0
           Non-deductible expenses                         29.3          44.3
           Other                                             .7            .9
                                                          --------      --------
           Effective income tax rate                       (5.0) %       12.2  %
                                                          ========      ========


9.   Disclosures about Fair Values of Financial Instruments
     ------------------------------------------------------

     The estimated fair value amounts of all financial instruments on the Company's September 30, 2000 and 1999 balance sheets, which are held for nontrading purposes, have been determined by using available market information and appropriate valuation methodologies.

     Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation.

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
-------------------------------------------------------------------------------


9.   Disclosures about Fair Values of Financial Instruments, Continued
     -----------------------------------------------------------------

     However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

     The following methods and assumptions were used by the Company in estimating fair value disclosures for financial statements:

          Cash and equivalents, accounts receivable, inventory, prepaids, accounts payable, and a line of credit payable, as reported in the balance sheet, approximate fair value due to the short-term maturities of these instruments.

          The fair value of non-current notes payable is estimated by determining the net present value of future payments. The carrying amounts on the balance sheet approximate fair value.

10.  Employee Benefit Plans
     ----------------------

     Employee Retirement Plan

     The Company participates in the employee benefit plan (the "plan") of Tone Products, Inc., whereby employees may elect to defer a portion of their annual compensation up to a maximum of 15%, pursuant to Section 401(k) of the Internal Revenue Code. Tone Products, Inc. matches contributions on a discretionary basis as determined by the Board of Directors. As of September 30, 2000, no Company employees have elected to participate in the plan.

11.  Related Party Transactions
     --------------------------

     Facilities Operating Leases

     The Company leases its Las Vegas area facility from a former major Tone Products, Inc. shareholder who was the former owner of the Company prior to its acquisition. For the years ended September 30, 2000 and 1999, the Company paid the former major shareholder facility rent of $82,008 for each year. The Company plans to relocate its Las Vegas area facility to a new site in July 2001 that is not owned by a related party.

                             Fun City Popcorn, Inc.

                        Notes to the Financial Statements
               (A Wholly-Owned Subsidiary of Tone Products, Inc.)

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
-------------------------------------------------------------------------------


12.  Commitments
     -----------

     The Company leases its facilities on operating leases (Note 11) through June 2001 with future minimum lease payments at September 30, 2000, as follows:

                2001                                           $  77,016
                2002                                              62,660
                2003                                              64,540
                2004                                              66,476
                2005                                              68,468
                                                               ---------

                Total future minimum lease payments            $ 339,160
                                                               =========

     Rental expense was $118,154 and $117,810 during the years ended September 30, 2000 and 1999, respectively.

13.  Earnings Per Share
     ------------------

     Basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

     The computation of basic and diluted earnings per common share at September 30, 2000 and 1999 is as follows:

                                                           2000         1999
                                                           ----         ----
           Basic and diluted earnings per common share:
                Net loss (numerator)                    $ (100,890)   $ (79,267)
                Weighted-average shares outstanding
                   (denominator)                             1,000        1,000
                                                        ----------    ---------

           Basic and diluted earnings per common share  $  (100.89)   $  (79.27)
                                                        ==========    =========

                         REPORT OF INDEPENDENT AUDITORS




To the Board of Directors
Tone Products, Inc.


We have audited the accompanying consolidated balance sheets of Tone Products, Inc. and its subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tone Products, Inc. and its subsidiaries as at September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.



/s/ Kelly & Company


Kelly & Company
Newport Beach, California
December 19, 2000

                             Tone Products, Inc.
                         Consolidated Balance Sheets
                      As of September 30, 2000 and 1999

--------------------------------------------------------------------------------


                                     ASSETS

                                                          2000           1999
                                                       ----------     ----------
Current assets:
          Cash and equivalents                         $  163,942     $  173,248
          Accounts receivable trade, net                1,042,512        987,259
          Inventories                                   1,174,754      1,725,472
          Deferred tax asset                                  927            927
          Prepaid income taxes                            117,947           --
          Other current assets                             54,119         44,504
                                                       ----------     ----------
Total current assets                                    2,554,201      2,931,410

Property and equipment, net                             1,477,414      1,722,261
Intangible assets, net                                    638,722        702,163
Other assets                                               34,741         59,798
                                                       ----------     ----------
Total assets                                           $4,705,078     $5,415,632
                                                       ==========     ==========













                   The accompanying notes are an integral part
                    of the consolidated financial statements.


                                                Tone Products, Inc.
                                            Consolidated Balance Sheets
                                         As of September 30, 2000 and 1999

----------------------------------------------------------------------------------------------------------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                   2000                 1999
                                                                                -----------          -----------
Current liabilities:
          Lines of credit                                                       $   214,954          $   835,954
          Accounts payable trade                                                    374,867              402,746
          Accrued expenses                                                          273,004              299,699
          Notes payable, current maturities                                         157,235              104,010
          Income taxes payable                                                         --                  6,404
                                                                                -----------          -----------
Total current liabilities                                                         1,020,060            1,648,813

Notes payable, net of current maturities                                            547,436              139,505
Deferred tax liability                                                               64,432               66,584
                                                                                -----------          -----------
Total liabilities                                                                 1,631,928            1,854,902
                                                                                -----------          -----------

Commitments and contingencies

Shareholders' equity:
          Convertible Series A preferred stock; $10 par value;
                500,000 shares authorized; none issued and
                outstanding at September 30, 2000 and 1999                             --                   --
          Common stock; $0.10 par value; 50,000,000 shares
               authorized; 2,722,910 and 3,235,200 shares
               issued and 2,395,260 and 3,235,200 shares
               outstanding at September 30, 2000 and 1999, respectively             272,291              323,520
          Common stock held in treasury, 327,650 and 0 shares at
               September 30, 2000 and 1999, respectively                            (32,765)                --
                                                                                -----------          -----------
                                                                                    239,526              323,520
          Common stock committed to be issued                                          --                 15,364
          Additional paid in capital                                                529,222              804,746
Retained earnings                                                                 2,304,402            2,417,100
                                                                                -----------          -----------
Total shareholders' equity                                                        3,073,150            3,560,730
                                                                                -----------          -----------
Total liabilities and shareholders' equity                                      $ 4,705,078          $ 5,415,632
                                                                                ===========          ===========


                                        The accompanying notes are an integral part
                                         of the consolidated financial statements.


                                                          F-30


                                    Tone Products, Inc.
                            Consolidated Statements of Operations
                For Each of the Two Years in the Period Ended September 30, 2000

-------------------------------------------------------------------------------------------------------

                                                                     2000                      1999
                                                                 ------------              ------------

Net sales                                                        $ 12,264,085              $ 11,675,668
Cost of sales                                                       9,268,374                 8,552,954
                                                                 ------------              ------------
        Gross profit                                                2,995,711                 3,122,714
Operating costs and expenses                                        2,396,520                 2,293,989
                                                                 ------------              ------------
        Income from operations                                        599,191                   828,725
                                                                 ------------              ------------
Other income (expense):
        Interest expense                                              (90,644)                  (62,698)
        Interest income                                                 4,612                     3,106
        Other income, net                                               3,746                    19,809
                                                                 ------------              ------------
                                                                      (82,286)                  (39,783)
                                                                 ------------              ------------
Income before provision for income taxes                              516,905                   788,942
        Provision for income taxes                                    233,764                   372,971
                                                                 ------------              ------------
Net income                                                       $    283,141              $    415,971
                                                                 ============              ============

Net income per share, basic and diluted                          $       0.09              $       0.12
                                                                 ============              ============
Basic weighted average common shares outstanding                    3,115,860                 3,417,841
                                                                 ============              ============
Diluted weighted average common shares outstanding                  3,115,860                 3,428,146
                                                                 ============              ============







                           The accompanying notes are an integral part
                            of the consolidated financial statements.

                                               F-31


                                                         Tone Products, Inc.
                                            Consolidated Statements of Shareholders' Equity
                                    For Each of the Two Years in the Period Ended September 30, 2000

-----------------------------------------------------------------------------------------------------------------------------------



                                                            Common Stock   Common Stock    Additional
                                 Common        Common         Held in       Committed       Paid-in        Retained
                                 Shares         Stock         Treasury     To Be Issued     Capital        Earnings       Total
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Balance, September 30, 1998     3,579,612    $   357,961           --      $    21,136    $ 1,023,307    $ 2,095,629    $ 3,498,033
    Treasury stock:
      Shares repurchased         (347,900)          --      $   (34,790)          --         (223,984)       (94,500)      (353,274)
      Shares retired                 --          (34,790)        34,790           --             --             --             --
    Issuance of committed
     shares                         3,488            349           --           (5,772)         5,423           --             --
    Net income                       --             --             --             --             --          415,971        415,971
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Balance, September 30, 1999     3,235,200        323,520           --           15,364        804,746      2,417,100      3,560,730
    Treasury stock:
      Shares repurchased         (839,940)          --          (83,994)          --         (280,583)      (395,839)      (760,416)
      Shares retired                 --          (51,229)        51,229           --             --             --             --
    Cash paid in lieu of
      issuance of
      committed shares               --             --             --          (15,364)         5,059           --          (10,305)
    Net income                       --             --             --             --             --          283,141        283,141
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Balance, September 30, 2000     2,395,260    $   272,291    $   (32,765)          --      $   529,222    $ 2,304,402    $ 3,073,150
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========


                                             The accompanying notes are an integral part
                                              of the consolidated financial statements.

                                                               F-32




                                              Tone Products, Inc.
                                      Consolidated Statements of Cash Flows
                          For Each of the Two Years in the Period Ended September 30, 2000

-------------------------------------------------------------------------------------------------------------


                                                                               2000                   1999
                                                                           -----------            -----------
Cash flows provided by (used in) operating activities:
            Net income                                                     $   283,141            $   415,971
       Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization                                      416,380                397,719
            Allowance for uncollectable accounts receivable                     15,058                  6,105
            Loss (gain) on sale of assets                                        4,005                (11,526)
       Decrease (increase) in assets:
            Accounts receivable - trade, net                                   (46,695)               (73,058)
            Due from a related party                                              --                   10,760
            Inventories                                                        550,718               (645,106)
            Other current assets                                                (9,613)               (24,080)
            Prepaid income taxes                                              (117,947)                  --
            Deferred tax asset                                                    --                   17,776
            Other assets                                                         1,441                   --
       Increase (decrease) in liabilities:
            Accounts payable trade                                             (27,879)                (3,307)
            Accrued expenses                                                   (26,694)                91,056
            Income taxes payable                                                (6,404)              (150,132)
            Deferred tax liability                                              (2,152)                 4,434
                                                                           -----------            -----------
Cash provided by operating activities                                        1,033,359                 36,612
                                                                           -----------            -----------
Cash flows provided by (used in) investing activities
       Purchase of property and equipment                                     (116,558)              (589,546)
       Sale of property and equipment                                            4,461                 29,965
                                                                           -----------            -----------
Cash used in investing activities                                             (112,097)              (559,581)
                                                                           -----------            -----------






                                      The accompanying notes are an integral part
                                       of the consolidated financial statements.

                                                        F-33




                                              Tone Products, Inc.
                                     Consolidated Statements of Cash Flows
                        For Each of the Two Years in the Period Ended September 30, 2000

-------------------------------------------------------------------------------------------------------------


                                                                                  2000                1999
                                                                               ----------           ---------
Cash flows provided by (used in) financing activities:
       Net proceeds (payments) from the line of credit                         $(453,195)           $ 595,954
       Payment on notes payable                                                 (128,256)             (92,217)
       Proceeds from the issuance of notes payable                                  --                 87,411
       Satisfaction of committed stock                                           (10,305)                --
       Repurchase of Company common stock                                       (338,812)            (353,274)
                                                                               ---------            ---------
Cash provided by (used in) financing activities                                 (930,568)             237,874
                                                                               ---------            ---------
Net increase (decrease) in cash                                                   (9,306)            (285,095)
Cash at beginning of period                                                      173,248              458,343
                                                                               ---------            ---------
Cash at end of period                                                          $ 163,942            $ 173,248
                                                                               =========            =========

                               Supplemental Disclosure of Cash Flow Information

       Interest paid                                                           $  90,644            $  62,698
       Income taxes paid                                                       $ 352,800            $ 527,537

                      Supplemental Schedule of Non-Cash Investing and Financing Activities

       Issuance of committed stock:
            Common stock committed to be issued                                     --              $   5,772
            Common stock                                                            --              $    (349)
            Additional paid-in capital                                              --              $  (5,423)
       Repurchase and retirement of common shares:
            Retained earnings                                                  $ 395,839                 --
            Common stock                                                       $  46,845                 --
            Additional paid-in capital                                         $ (21,080)                --
            Line of credit                                                     $(421,604)                --
       Debt refinancing:
            Line of credit                                                     $ 589,412                 --
            Note payable                                                       $(589,412)                --





                                The accompanying notes are an integral part
                                 of the consolidated financial statements.

                                                F-34

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


1. Description of Business
   -----------------------

    Operations

    Tone Products, Inc. (an Arkansas corporation)(the "Company") and its subsidiaries, Fun City Popcorn, Inc. (a Nevada Corporation)("Fun City") and Tone Products, Inc. (an Illinois corporation)("Tone Products") are engaged in the purchase, manufacture, and wholesale distribution of food products in the beverage, dry mix beverage, snack, syrup, condiments, and sauce categories.

2. Summary of Significant Accounting Policies
   ------------------------------------------

    Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, Fun City and Tone Products. All significant intercompany transactions have been eliminated.

    Recognition of Revenue

    Revenues are recognized when the Company's products are shipped. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

    Cash and Equivalents

    The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in accounts, which exceeded the federally insured limits by $32,804 and $14,126 at September 30, 2000 and 1999, respectively; however, the Company has not experienced any losses in such accounts.

    Concentration of Credit Risk

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. The Company sells products to private and public companies supplying the food services industry, certain governmental entities, and public institutions primarily within a 300-mile radius of each of its two facility locations. Exposure to losses on accounts receivable is principally dependent on the

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies, Continued
   -----------------------------------------------------

    Concentration of Credit Risk, Continued

    individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and reserves for those accounts receivable that it deems to be not collectible. No single customer accounted for more than 10% of the accounts receivable at September 30, 2000 and 1999 or of the revenues for the years then ended.

    Inventories

    Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis, which approximates the first in - first out method of valuation. The Company's management monitors inventories for excess, obsolete, and calendar date sensitive items and makes necessary valuation corrections when such adjustments are required.

    Property and Equipment

    Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected useful lives noted below. Expenditures for normal maintenance and repairs are charged to operations. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition, and the resulting profit or loss is reflected in the statement of operations. Renewals and betterments that materially extend the life of the assets are capitalized.

                                                                   Estimated
                                                                  Useful Lives
                                                                  ------------

           Property and equipment                                      7 years
           Furniture and fixtures                                  5 - 7 years
           Vehicles                                                5 - 7 years
           Leasehold improvements                                 5 - 39 years

    Intangible Assets

    Intangible assets is comprised of goodwill resulting from business acquisitions and purchased intangible assets, which represents the excess of the acquisition cost over the value assigned to the net tangible assets at the date a business or asset is acquired. Intangible assets are amortized over their estimated useful lives, which is fifteen years utilizing the straight-line method.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies, Continued
   -----------------------------------------------------

    Treasury Stock

    In the year ended September 30, 1999, the Company's board of directors authorized the repurchase, at management's discretion, of shares of the Company's common stock. Shares repurchased under the board of directors' authorization may be retired or held for later reissuance. The Company accounts for its treasury share transactions utilizing the par value method.

    Impairment of Long-Lived Assets

    The Company periodically evaluates its long-lived assets, including intangible assets for potential impairment. When circumstances indicate that the carrying amount of an asset is not recoverable, as demonstrated by the projected undiscounted cash flows, an impairment loss is recognized. The Company's management has determined that there was no such impairment present at September 30, 2000 and 1999.

    Income Taxes

    The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

    Stock-Based Compensation

    Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company continues to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation cost of stock options granted to employees, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is recognized over the requisite vesting periods.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies, Continued
   -----------------------------------------------------

    Advertising Costs

    Advertising costs are expensed as they are incurred. Advertising expense was $4,396 and $75,905 for the years ended September 30, 2000 and 1999, respectively.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Financial Statement Classification

    Certain amounts within the 1999 financial statements have been reclassified in order to conform to the 2000 financial statement presentation.

    New Accounting Pronouncement

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. The statement is effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until the year ending September 30, 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


3. Accounts Receivable - Trade, Net
   --------------------------------

    During the years ended September 30, 2000 and 1999, the recognized bad debt expense of $1,558 and $6,104, respectively. As of September 30, 2000 and 1999, the provision for uncollectable accounts receivable was $0.

4. Inventories
   ------------

    At September 30, 2000 and 1999 inventories consisted of the following:

                                                       2000           1999
                                                    -----------    ------------

           Raw materials                            $   604,562    $    918,061
           Work-in-process                                -             215,640
           Finished goods                               570,192         591,771
                                                    ------------   ------------

           Total inventories                        $ 1,174,754    $  1,725,472
                                                    ============   ============

    During the year ended September 30, 1999, the Company purchased fabricated parts to manufacture new Company developed drink dispensing machine. The costs of these parts, including purchases made during the year ended September 30, 2000 amounted to $236,439 and were included in work in process inventory. The Company issued the drink dispensing machines at no cost to the customers as part of a new drink product sales program during the year ended September 30, 2000. This new product sales program was eventually cancelled due to lack of customer interest. The still remaining fabricated parts were sold at scrap value and the loss resulting from their sale was reported in the cost of sales portion of the statement of operations for the year ended September 30, 2000.

5. Property and Equipment
   ----------------------

    At September 30, 2000 and 1999, property and equipment consisted of the following:

                                                      2000             1999
                                                  -----------       -----------

Property and equipment                            $ 3,119,812       $ 3,004,079
Furniture and fixtures                                111,766           111,766
Vehicles                                              321,164           338,679
Leasehold improvements                                582,476           581,651
                                                  -----------       -----------

                                                    4,135,218         4,036,175
     Less: accumulated depreciation                (2,657,804)       (2,313,914)
                                                  -----------       -----------

Total property and equipment, net                 $ 1,477,414       $ 1,722,261
                                                  ===========       ===========

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


5. Property and Equipment, Continued
   ---------------------------------

    Depreciation expense for the years ended September 30, 2000 and 1999 was $352,939 and $334,277, respectively.

6. Intangible Assets
   -----------------

    At September 30, 2000 and 1999, intangible assets was comprised of the following:

                                                         2000           1999
                                                      ---------      ---------
           Goodwill resulting from the
             acquisition of Fun City Popcorn, Inc. $ 442,076 $ 442,076 Goodwill resulting from the
             acquisition of T.J. Distributing           121,136        121,136
           Acquisition cost of the
             Balboa Bay trademark                       300,000        300,000
                                                      ---------      ---------

                                                        863,212        863,212
              Less: accumulated amortization           (224,490)      (161,049)
                                                      ---------      ----------

           Intangible assets, net                     $ 638,722      $ 702,163
                                                      =========      =========

    Amortization expense for the years ended September 30, 2000 and 1999 was $63,441 and $63,442, respectively.

7. Lines of Credit
   ---------------

    At September 30, 2000 and 1999, the Company had operating lines of credit with a bank as follows:

    Collateralized

                                                                                   2000             1999
                                                                                   ----             ----

    Line of credit with a maximum amount of $1,300,000 available, collateralized by certain Tone Products assets (with a net carrying amount of approximately
    $3,300,000 at September 30, 2000) and guaranteed by its two largest shareholders, who are also corporate officers and members of the board of directors of the Company (the "largest shareholders"). The bank line of credit had a weighted average interest rate of 8.70% and 7.64% for the years ended September 30, 2000 and 1999, respectively. The bank line of credit expires in February 2001 and is eligible for a one-year extension.

                            F-40




                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


7. Lines of Credit, Continued
   --------------------------

    Collateralized, Continued

                                                                                   2000             1999
                                                                                   ----             ----

    It is the Company's intention at this time to extend any
    unpaid balance at the due date.                                           $    125,000       $  580,772

    Line of credit with a maximum amount of $650,000
    available, collateralized by certain Tone Products
    assets (with a net carrying amount of approximately
    $3,300,000 at September 30, 2000) and guaranteed by the
    largest shareholders. The bank line of credit had a
    weighted average interest rate of 8.14% for the year
    ended September 30, 1999. In March 2000 the Company
    converted the line of credit to a term credit agreement,
    which is due June 2003.                                                           --            165,228

    Line of credit with a maximum amount of $300,000
    available, collateralized by certain Fun City assets
    (with a net carrying amount of approximately $1,000,000
    at September 30, 2000) and guaranteed by the largest
    shareholders. The bank line of credit had a weighted
    average interest rate of 8.70% and 7.89% for the years
    ended September 30, 2000 and 1999, respectively. The
    bank line of credit expires in February 2001 and is
    eligible for a one-year extension. It is the Company's
    intention at this time to extend any unpaid balance at
    the due date.                                                                   89,954           89,954
                                                                                ----------       ----------

      Total lines of credit                                                     $  214,954       $  835,954
                                                                                ==========       ==========


                            F-41




                                   Tone Products, Inc.

                     Notes to the Consolidated Financial Statements

                          As of September 30, 2000 and 1999 and
            For Each of the Two Years in the Period Ended September 30, 2000
-----------------------------------------------------------------------------------------


8. Accrued Expenses
   ----------------

    At September 30, 2000 and 1999, accrued expenses consist of the following:

           Accrued co-operative promotional expenses        $     74,804     $    119,625
           Accrued real estate taxes                              56,847           94,997
           Accrued payroll and payroll taxes                      51,750           54,253
           Due to shareholder                                     39,908            -
           Other accrued expenses                                 49,695           30,824
                                                            ------------     ------------

           Total accrued expenses                           $    273,004     $    299,699
                                                            ============     ============

9. Notes Payable
   -------------

    At September 30, 2000 and 1999, notes payable consist of the following:

    Collateralized

                                                                 2000             1999
                                                             -----------     ------------
    Note payable to a bank, collateralized by certain Tone
    Products assets (with a net carrying amount of
    approximately $3,300,000 at September 30, 2000), payable
    in monthly principal installments of $3,690 plus accrued
    interest, due in April 2001. Interest is calculated at
    the bank's prime rate plus three-quarters of a point
    (10.25% and 9.00% per annum at September 30, 2000 and
    1999, respectively).                                     $    25,857     $     70,137

    Note payable to a bank, collateralized by certain Tone
    Products assets (with a net carrying amount of
    approximately $3,300,000 at September 30, 2000), payable
    in monthly principal and interest installments of $813,
    with any unpaid principal and interest due in January
    2003. Interest is calculated at a fixed rate of 8.00%
    per annum.                                                    20,748           29,067

    Term credit agreement with a bank, which is a long term
    line of credit, with a maximum amount of $422,000
    available, collateralized by all Tone Products assets
    (with a net carrying amount of approximately $3,600,000
    at September 30, 2000), requiring minimum monthly
    payments of $6,791 with any remaining unpaid balance due
    July 2005. Interest is calculated at a fixed rate of
    9.00% per annum.                                         $   414,619              --


                                          F-42


                                  Tone Products, Inc.

                    Notes to the Consolidated Financial Statements

                         As of September 30, 2000 and 1999 and
           For Each of the Two Years in the Period Ended September 30, 2000
-----------------------------------------------------------------------------------------



9. Notes Payable, Continued

    Collateralized, Continued

                                                                  2000           1999
                                                               ---------       ----------

    Term credit agreement with a bank, with a maximum amount
    of $300,000 available, collateralized by all Tone
    Products assets (with a net carrying amount of
    approximately $3,600,000 at September 30, 2000),
    requiring minimum monthly payments of $3,571 with any
    remaining unpaid balance due June 2003. Interest is
    calculated at the bank's prime rate less one-quarter of
    a point (9.25% per annum at September 30, 2000). In
    March 2000, this term credit agreement was converted
    from a line of credit.                                       154,928              --

    Notes payable, collateralized by certain of the
    Company's vehicles (with a net carrying amount of
    approximately $100,000 at September 30, 2000). The notes
    provide for monthly installments of principal and
    interest of $3,411, maturing through September 2002. At
    September 30, 2000, the interest is calculated at rates
    varying between .90% and 7.50% per annum.                     47,473           87,460

    Uncollateralized

    Note payable to an individual as part of the purchase
    price of a business acquisition; payable in monthly
    principal and interest installments of $1,600, with any
    unpaid principal and interest due in January 2003.
    Interest is calculated at a fixed rate of 7.00% per
    annum.                                                        41,046           56,851
                                                              ----------      -----------

    Total notes payable                                          704,671          243,515
           Less: current maturities                             (157,235)        (104,010)
                                                              ----------      -----------

    Long term portion of notes payable                        $  547,436      $   139,505
                                                              ==========      ===========

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


9. Notes Payable, Continued
   ------------------------

    Maturities of notes payable for the years ending September 30:

           2001                                  $157,235
           2002                                   127,788
           2003                                   156,492
           2004                                    60,244
           2005                                   202,912

    Interest expense during the years ended September 30, 2000 and 1999 was $90,644 and $62,698, respectively.

10. Other Income
    ------------


    For each of the two years in the period ended September 30, 2000, the components of other income are:

                                                          2000         1999
                                                          ----        ----

        Gain (loss) on the sale of assets, net         $  (4,005)    $ 11,526
        Miscellaneous other income                         7,751        8,283
                                                       ---------     --------

        Total other income, net                        $   3,746     $ 19,809
                                                       =========     ========

11. Income Taxes
    ------------

    At September 30, 2000 and 1999, the components of the provision for income taxes are:

                                                        2000             1999
                                                        ----             ----
           Current tax expense:
                Federal                           $   200,062      $ 307,142
                State                                  35,854         43,619
                                                   -----------     ---------

                                                      235,916        350,761
                                                   -----------     ---------

           Deferred tax expense (benefit):
                Federal                                 (1,748)       21,375
                State                                     (404)          835
                                                   ------------    ---------

                                                        (2,152)       22,210
                                                   ------------    ---------

           Total provision                        $   233,764      $ 372,971
                                                  ============     =========

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


11. Income Taxes, Continued
    ------------------------

    Significant components of the Company's deferred income tax assets and liabilities at September 30, 2000 and 1999 are:

                                                           2000           1999
                                                           ----           ----
           Deferred income tax asset:
                State taxes                             $    4,060      $  4,198
                Other                                          987           987
                                                        -----------     --------

           Total deferred income tax asset                   5,047         5,185
                Valuation allowance                              -            -
                                                        -----------     --------

           Net deferred income tax asset                     5,047         5,185
                                                        -----------     --------

           Deferred income tax liability:
                Depreciation                            $   68,552      $ 70,842
                                                         ----------     --------

           Total deferred income tax liability              68,552        70,842
                                                        -----------     --------

           Net deferred income tax liability            $   63,505      $ 65,657
                                                        ===========     ========

    Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

                                                       2000             1999
                                                       ----             ----

           Tax expense at U.S. statutory rate          34.0%            34.0%
           State tax provision                          4.5              3.7
           Non-deductible expenses                      6.9              4.6
           Assessment of additional taxes
            related to a prior period                     -              2.8
           Other                                       (0.2)             2.2
                                                     ------           ------

           Effective income tax rate                   45.2%            47.3%
                                                     ======           ======

12. Stock-Based Compensation
    ------------------------

    The Company's 1997 Stock Option Plan (the "plan") adopted in November 1997 provides for the issuance of up to 500,000 options to purchase shares of its common stock to selected officers, outside directors, employees, and consultants. The plan's options vest pro rata over a five-year period and expire ten years from the date of grant. Under the term of the plan, options granted may be either non-qualified options or incentive stock options ("ISOs"). The exercise price for non-qualified options or ISOs may not be less than the quoted market price of the stock on date the option is granted. As of September 30, 2000, no options have ever been granted.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------


13. Disclosures about Fair Values of Financial Instruments
    ------------------------------------------------------

    The estimated fair value amounts of all financial instruments on the Company's September 30, 2000 and 1999 balance sheets, which are held for nontrading purposes, have been determined by using available market information and appropriate valuation methodologies.

    Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

    The following methods and assumptions were used by the Company in estimating fair value disclosures for financial statements:

          Cash and equivalents, accounts receivable, inventory, prepaids, accounts payable, lines of credit payable, and certain other current liability amounts, as reported in the balance sheet, approximate fair value due to the short term maturities of these instruments.

          The fair value of non-current notes payable is estimated by determining the net present value of future payments. The carrying amounts on the balance sheet approximate fair value.

14. Employee Benefit Plans
    ----------------------

    Profit-Sharing Plan


    In November 1998, the Company terminated its non-contributory profit sharing plan (the "plan") that covered substantially all employees. No employer contribution was ever made.

    Employee Retirement Plan


    In November 1998, the Company adopted an employee benefit plan, whereby eligible employees may elect to defer a portion of their annual compensation, up to a maximum of 15%, pursuant to Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate. The Company matches contributions on a discretionary basis as determined by the board of directors, not to exceed 50% of the first 5% of the employees elected deferral. The Company recognized $32,819 and $0 of expense relating to the employee retirement plan for the years ended September 30, 2000 and 1999, respectively.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------

15. Related Party Transactions
    --------------------------

    Facilities Operating Leases

    The Company leases its Chicago area facility from an entity owned by the largest shareholders. For the years ended September 30, 2000 and 1999, the Company paid facility rent of $390,042 and $333,060 respectively.

    The Company leases its Las Vegas area facility from a former major Company shareholder and the former owner of Fun City prior to its acquisition and who is currently still a member of the Company's board of directors. For the years ended September 30, 2000 and 1999, the Company paid the former major shareholder facility rent of $82,008 for each year.

    Due from Related Party

    In years prior to the year ended September 30, 1999, the Company conducted business with an entity owned by the largest shareholders. The amount due from the entity to the Company was paid in full during the year ended September 30, 1999.

16. Commitments
    -----------

    The Company leases its facilities from related parties (Note 14) on operating leases with future minimum lease payments at September 30, 2000, as follows:

                2001                                        $  450,702
                2002                                            82,008
                2003                                            54,672
                                                          ------------

                Total future minimum lease payments       $    587,382
                                                          ============

    Rental expense was $472,050 and $415,068 during the years ended September 30, 2000 and 1999, respectively.

17. Earnings Per Share
    ------------------

    Basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------

17. Earnings Per Share, Continued
    -----------------------------

    The computation of basic and diluted earnings per common share at September 30, 2000 and 1999 are as follows:


                                                                 2000             1999
                                                           ---------------   --------------
     Basic earnings per common share:
          Net income (numerator)                           $       283,141   $      415,971
     Weighted-average shares outstanding
          (denominator)                                          3,115,860        3,417,841
                                                           ---------------   --------------

     Basic earnings per common share                       $          0.09   $         0.12
                                                           ===============   ==============

     Diluted earnings per common share:
          Net income (numerator)                           $       283,141   $      415,971
                                                           ---------------   --------------

          Weighted-average shares outstanding                    3,115,860        3,417,841
          Shares committed to be issued                            -                 10,305
                                                           ---------------   --------------
          Shares  outstanding for the diluted
             earnings per common share  calculation
             after assumed issuance (denominator)               3,155,860         3,428,146
                                                           ---------------   --------------

     Diluted earnings per common share                     $         0.09    $         0.12
                                                           ==============    ==============

     Pro forma per share data is based on the weighted average number of shares outstanding during the period, adjusted to give effect to shares assumed to be issued had the spin-off transaction taken place at the beginning of the period presented.

18. Common Stock
    ------------

    Shares Committed

    During the year ended September 30, 1998, the Company committed to issue 13,793 shares of its common stock over a four-year period as part of the acquisition cost of a business. The fair value of the commitment to issue the common shares over four years was $21,136. In the year ended September 30, 1999, the Company issued 3,488 of the committed shares. In the year ended September 30, 2000, the Company paid $10,305 in full satisfaction of the obligation in lieu of issuing the remaining 10,305 committed shares of common stock.

    Shares Retired

    During the years ended September 30, 2000 and 1999, the Company repurchased and retired 512,290 and 347,900 shares of its common stock for $464,584 and $353,274, respectively. Of these repurchased shares, 468,452 and 100,000 for the years ended September 30, 2000 and 1999, respectively, were repurchased from one of the largest shareholders who formerly was a corporate officer and a member of the board of directors at prices greater than the original

                               Tone Products, Inc.

                 Notes to the Consolidated Financial Statements

                      As of September 30, 2000 and 1999 and
        For Each of the Two Years in the Period Ended September 30, 2000
--------------------------------------------------------------------------------

18. Common Stock, Continued
    -----------------------

    Shares Retired, Continued

    issuance value resulting in decreases to retained earnings of $395,842 and $94,500 for the years ended September 30, 2000 and 1999, respectively.

    Treasury Shares

    The Company accounts for treasury stock under the Par Value Method whereby the treasury stock account is recorded at the aggregate par value of the shares reacquired and the excess of the purchase price over the par value is recorded to the additional paid in capital account.

    During 2000, the Company repurchased 327,650 shares of common stock for an aggregate cost of $295,832. Of those shares, 231,250 were purchased for $208,125 from a former major Company shareholder and the former owner of Fun City prior to its acquisition who currently is a member of the Company's board of directors.

19. Geographical Business Segments
    ------------------------------

    For the years ended September 30, 2000 and 1999, the Company operated in two geographical business segments. Each of the business segments is a separate legal entity; each operates in a distinct geographical area with unique product lines.

    Tone Products operates from facilities in Chicago, Illinois that manufacture and distribute food products in the beverage, dry mix beverage, syrup, condiment and sauce categories that are sold to wholesale customers.

    Fun City operates from facilities in Las Vegas, Nevada that manufacture and purchases snack food products that are sold to wholesale and retail customers.

    Both entities focus their marketing efforts for their products on the client base within a 300-mile radius of the facilities.


                                              2000                1999
                                          ------------       ---------------

        Revenue
        Tone Products, Inc.               $ 10,102,409       $     9,295,681
        Fun City Popcorn, Inc.               2,161,676             2,379,987
                                          ------------       ---------------

        Total revenue                     $ 12,264,085       $    11,675,668
                                          ============       ===============


                                   Tone Products, Inc.

                     Notes to the Consolidated Financial Statements

                          As of September 30, 2000 and 1999 and
            For Each of the Two Years in the Period Ended September 30, 2000
-----------------------------------------------------------------------------------------


19. Geographical Business Segments, Continued
    -----------------------------------------

         Operating income (loss)
         Tone Products, Inc.                           $        653,655   $       882,765
         Fun City Popcorn, Inc.                                 (54,464)          (54,040)
                                                       -----------------  ----------------

         Total operating income (loss)                 $        599,191   $       828,725
                                                       ================   ===============

         Depreciation and amortization
         Tone Products, Inc.                           $        283,701   $       263,027
         Fun City Popcorn, Inc.                                 132,680           134,692
                                                       ----------------   ---------------

         Total depreciation and amortization           $        416,380   $       397,719
                                                       ================   ===============

         Interest expense
         Tone Products, Inc.                           $         76,517   $        46,350
         Fun City Popcorn, Inc.                                  14,127            16,348
                                                       ----------------   ---------------

         Total interest expense                        $         90,644   $        62,698
                                                       ================   ===============

         Identifiable assets
         Tone Products, Inc.                           $      3,582,386   $     4,141,812
         Fun City Popcorn, Inc.
                                                              1,122,692         1,273,820
                                                       ----------------   ---------------
         Total identifiable assets                     $      4,705,078   $     5,415,632
                                                       ================   ===============

         Expenditures for long-lived assets
         Tone Products, Inc.                           $        114,368   $       547,883
         Fun City Popcorn, Inc.                                   2,190            41,663
                                                       ----------------   ---------------

         Total expenditures for long-lived assets      $        116,558   $       589,546
                                                       ================   ===============


                                    PART III



ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.        Description
-----------        -----------

   3.1             Articles of Incorporation of the Registrant. (1)
   3.2             Bylaws of the Registrant. (1)
  10.1             Office and Warehouse Lease. (1)
  10.2             Form of Popcorn Machine Agreement.
  23.1             Consent of Kelly & Company. (1)
  23.2             Consent of Kelly & Company.


(1)  Previously filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FUN CITY POPCORN, INC.


                                            By:  /s/  Timothy E. Evon
                                               --------------------------------
                                                      Timothy E. Evon,
                                                      Chief Executive Officer

                                            Date:  August 7, 2001


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


      Signature                            Title                       Date
      ---------                            -----                       ----

/s/ Timothy E. Evon          Chairman of the Board of Directors,  August 7, 2001
-----------------------      Chief Executive Officer and
    Timothy E. Evon          President

/s/ Thomas J. Evon           Executive Vice President and         August 7, 2001
-----------------------      Director
    Thomas J. Evon

/s/ William H. Hamen         Secretary, Treasurer, Chief          August 7, 2001
-----------------------      Financial Officer
    William H. Hamen         (Principal Accounting Officer)
                             and Director

/s/ Richard A. Falk          General Manager                      August 7, 2001
-----------------------
    Richard A. Falk

/s/  Lloyd S. Dean           Sales Manager                        August 7, 2001
-----------------------
     Lloyd S. Dean

/s/  Maryann Talavera        Office Manager                       August 7, 2001
-----------------------
     Maryann Talavera